AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES
EXHIBIT 12 — COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended	Year Ended
	September 30, 2011	December 31, 2010

Operating earnings before income taxes	$319	$689
Undistributed equity in losses of investee	1	3
Losses of managed investment entities attributable to noncontrolling interest	47	64
Fixed charges:
Interest on annuities	383	444
Interest expense	63	78
Debt discount and expense	2	2
Portion of rentals representing interest	11	14

EARNINGS	$826	$1,294

Fixed charges:
Interest on annuities	$383	$444
Interest expense	63	78
Debt discount and expense	2	2
Portion of rentals representing interest	11	14

FIXED CHARGES	$459	$538

Ratio of Earnings to Fixed Charges	1.80	2.41

Earnings in Excess of Fixed Charges	$367	$756